plastec technologies Reports UNAUDITED 2013 FIRST QUARTER FINANCIAL RESULTS

Hong Kong – August 1, 2013 – Plastec Technologies, Ltd. - (OTCBB: PLTYF (ordinary shares), PLTWF (warrants), PLTEF (units)) (“Plastec” or the “Company”), an integrated plastic manufacturing services provider that operates in the People’s Republic of China, today reported unaudited financial results for the three months ended March 31, 2013.

Financial and Operating Highlights for the Three Months Ended March 31, 2013

(all comparisons to same period of prior year)

•	Sales of $37.8 million, up 13.3% due to new customers and new product launches from existing clients
•	Gross margin of 20.7%, compared to 9.4%, resulting primarily from lower costs of revenue during the period
•	EBITDA of $7.1 million, compared to $5.6 million
•	Net income of $1.6 million, or $0.12 per diluted share based on 13.8 million diluted shares outstanding, compared to $0.4 million, or $0.03 per diluted share based on 15.0 million diluted shares outstanding
•	$3.9 million in cash generated from operations for the three months ended March 31, 2013
•	During the period, the Company repurchased 600,000 of its ordinary shares
•	$40.6 million in working capital and no long-term debt

See attached tables at the end of this release in Hong Kong dollars (HKD). All other amounts in this press release are presented in U.S. dollars (USD) with a conversion rate of US$1.0: HK$7.8 (see table below for reference).

($ in millions, except per share data)	3 months period ended March 31, 2013	3 months period ended March 31, 2012	Percentage Change

Sales	$37.8	$33.4	13.3%
Cost of Revenues	$30.0	$30.2	(0.8)%
Gross Profit	$7.8	$3.2	148.6%
Gross Profit Ratio	20.7%	9.4%

Income from Operations	$2.9	$0.6	366.2%
Operating Margin	7.8%	1.9%

Net Income	$1.6	$0.4	344.1%
Net Margin

Diluted EPS	$0.12	$0.03	350.0%
Adjusted EBITDA*	7.1	5.6	26.7%

* Reconciliation table at end of release

Balance Sheet Highlights

	3/31/2013	12/31/2012	Percentage Change

Cash and Cash Equivalents	$36.2	$39.7	(8.9)%
Total Current Assets	$82.4	$89.8	(8.2)%
Total Assets	$141.8	$151.2	(6.2)%
Working Capital	$40.6	$39.9	1.9%
Total Long-term Debt	0	0	0.0%
Total Liabilities	$43.3	$51.4	(15.8)%
Shareholders’ Equity	$98.5	$99.8	(1.3)%
Total Liabilities and Shareholders' Equity	$141.8	$151.2	(6.2)%

Plastec Technologies, Ltd.	Page 2
August 1, 2013

Management Comments

Mr. Kin Sun Sze-To, Chairman of Plastec, stated, “We are pleased to report solid financial and operating results for the quarter, largely driven by new product launchings from existing clients and the addition of new customers. Our results compared favorably to the prior year period in 2012, when the whole industry was subjected to difficult and unusual circumstances brought about by the Japanese earthquake and tsunami and flooding in Thailand. We continue to strive toward improving our operating performance, which includes maintaining a low cost structure while achieving higher margins through the completion of precision molding services and new product offerings from our customers.”

Financial Review

•	Total sales for the three months ended March 31, 2013 increased 13.3% to $37.8 million from $33.4 million in the prior-year period. This was largely due to an increase in sales orders from existing customers for new products launchings, as well as Plastec’s receipt of orders from new customers.

•	Gross profit margin for the three months ended March 31, 2013 was 20.7%, compared to 9.4% in the prior-year period. The increase in margin for the period was largely due to a reduction in costs of revenues resulting from the Company’s efforts to further streamline its manufacturing process and to improve control of direct wages and factory overheads.

•	Income from operations was $2.9 million, or 7.8% of revenues, during the three months ended March 31, 2013, compared to $0.6 million, or 1.9%, in the prior-year period.

•	EBITDA for the three months ended March 31, 2013 was $7.1 million, compared to $5.6 million in the prior-year period.

•	Net income for the three months ended March 31, 2013 was $1.6 million, or $0.12 per share based on approximately 13.8 million weighted average diluted shares outstanding, compared to $0.4 million, or $0.03 per share based on approximately 15.0 million weighted average diluted shares in the prior-year period.

Share Repurchase Update

In December 2012, the Company approved a twelve-month extension of its previously announced share repurchase plan through December 9, 2013, allowing Plastec to purchase up to $5 million of its ordinary shares in both open market and privately negotiated transactions at the discretion of the Company’s management and as market conditions allow. The Company also expanded the scope of the repurchase plan to include Plastec’s publicly-held warrants, with all other terms of the repurchase plan remaining unchanged. To date, the Company repurchased 758,775 shares and 80,000 warrants under its repurchase plan.

About Plastec

Originally founded in 1993 by Chairman and CEO, Mr. Kin Sun Sze-To, Plastec is an integrated plastic manufacturing services provider that operates in the People’s Republic of China through its wholly owned subsidiaries. With approximately 5,400 employees, Plastec provides precision plastic manufacturing services from mold design and fabrication, plastic injection manufacturing to secondary-process finishing, as well as parts assembly.

Forward Looking Statements

This press release contains “forward-looking statements.” These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Actual results may differ from expectations, estimates and projections and, consequently, you should not rely on these forward looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements.

Plastec Technologies, Ltd.	Page 3
August 1, 2013

CONTACT:

Plastec Technologies, Ltd.

HL Ning, Chief Financial Officer

ning@plastec.com.hk

Eli D. Scher, Director

eli@plastec.com.hk

INVESTOR RELATIONS:

The Equity Group Inc.

Adam Prior, Senior Vice President

(212) 836-9606

aprior@equityny.com

Katherine Yao, Associate

kyao@equityny.com

Plastec Technologies, Ltd.	Page 4
August 1, 2013

PLASTEC TECHNOLOGIES, LTD.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (Unaudited)

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	For the 3-month period ended March 31,
	2013	2012
	HK$	HK$

Revenues	294,686	260,133
Cost of revenues	(233,772)	(235,632)
Gross profit	60,914	24,501

Operating expenses, net
Selling, general and administrative expenses	(37,944)	(20,706)
Other income	86	587
Gain/(loss) on disposal of property, plant and equipment	(67)	549
Total operating expenses, net	(37,925)	(19,570)

Income from operations	22,989	4,931

Interest income	51	45
Interest expense	(388)	(660)
Income before income tax expense	22,652	4,316

Income tax expense	(10,474)	(1,574)
Net income	12,178	2,742

Other comprehensive income
Foreign currency translation adjustment	1,318	119
Comprehensive income attributable to Plastec Technologies, Ltd.	13,496	2,861

Net income per share:

Weighted average number of ordinary shares	13,785,561	15,028,884

Weighted average number of diluted ordinary shares	13,785,561	15,028,884

Basic income per share attributable to Plastec Technologies, Ltd.	HK$0.9	HK$0.2

Diluted income per share attributable to Plastec Technologies, Ltd.	HK$0.9	HK$0.2

Plastec Technologies, Ltd.	Page 5
August 1, 2013

PLASTEC TECHNOLOGIES, LTD.

CONSOLIDATED BALANCE SHEETS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	(Unaudited) March 31,	(Audited) December 31,
	2013	2012
	HK$	HK$
ASSETS
Current assets
Cash and cash equivalents	282,347	309,862
Trade receivables, net of allowances for doubtful accounts of HK$nil, and HK$nil as of December 31, 2012 and March 31, 2013 respectively	235,776	257,299
Inventories	81,144	97,467
Deposits, prepayment and other receivables	43,558	35,471
Total current assets	642,825	700,099

Property, plant and equipment, net	427,037	440,383
Prepaid lease payments, net	23,331	23,719
Other assets	12,192	14,503
Intangible assets	438	438
Total assets	1,105,823	1,179,142
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Bank borrowings	77,305	96,892
Trade payables	124,083	151,436
Other payables and accruals	88,927	115,715
Tax payable	35,700	25,225
Total current liabilities	326,015	389,268

Deferred tax liabilities	11,629	11,629
Total liabilities	337,644	400,897

Commitments and contingencies	-	-

Shareholders’ equity
Ordinary shares (US$0.001 par value; 100,000,000 authorized 14,292,228 and 13,692,228 shares issued and outstanding as of December 31, 2012 and March 31, 2013 respectively)	107	112

Additional paid-in capital	61,775	85,332
Accumulated other comprehensive income	15,842	14,524
Retained earnings	690,455	678,277
Total shareholders’ equity	768,179	778,245

Total liabilities and shareholders’ equity	1,105,823	1,179,142

Plastec Technologies, Ltd.	Page 6
August 1, 2013

PLASTEC TECHNOLOGIES, LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	For the 3-month period ended March 31,
	2013	2012
	HK$	HK$
Operating activities
Net income	12,178	2,742
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	32,217	39,764
Loss/(gain) on disposal of property, plant and equipment	67	(549)
Changes in operating assets and liabilities:
Trade receivables	21,523	(11,218)
Inventories	16,323	(486)
Deposits, prepayment and other receivables	(8,087)	(6,066)
Trade payables	(27,353)	(11,907)
Other payables and accruals	(26,788)	(6,477)
Tax payables	10,474	1,901
Net cash provided by operating activities	30,554	7,704

Investing activities
Purchase of property, plant and equipment	(11,954)	(30,325)
Proceeds from disposal of property, plant and equipment	350	1,147
Deposits for purchase of property, plant and equipment	(116)	(1,459)
Net cash used in investing activities	(11,720)	(30,637)

Financing activities
Repurchases of shares	(28,080)	(181)
Net repayment of bank borrowings	(19,587)	(20,427)
Repayment of capital lease obligations	-	(1,112)
Net cash used in financing activities	(47,667)	(21,720)

Net decrease in cash and cash equivalents	(28,833)	(44,653)
Effect of exchange rate changes on cash and cash equivalents	1,318	110
Cash and cash equivalents, beginning of period	309,862	187,072
Cash and cash equivalents, end of period	282,347	142,529

Supplementary disclosures of cash flow information:
Interest paid, net	337	615
Income taxes paid/(refunded)	-	(327)

Plastec Technologies, Ltd.	Page 7
August 1, 2013

PLASTEC TECHNOLOGIES, LTD.

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES (Unaudited)

(Hong Kong dollars in thousands)

		3 Months Ended
		March 31,
		2013	2012
		HK$	HK$

Net Income (note)		12,159	1,606
Plus	Interest expenses	388	660
Minus	Interest incomes	(51)	(45)
Plus	Income tax expenses	10,474	1,574
Income from operations		22,970	3,795

Plus	Depreciation and Amortization	32,217	39,764
Adjusted EBITDA		55,187	43,559

Note: Excl. other incomes and gain / (loss) on disposals

This press release includes financial information (EBITDA) not derived in accordance with generally accepted accounting principles or international financial reporting standards. Plastec believes that the presentation of such financial information provides more useful information to investors as it indicates more clearly Plastec’s future performance. EBITDA was derived by taking earnings before interest expense (net), taxes, depreciation and amortization